

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 29, 2010

Mr. Scott Perry
Chief Financial Officer
Gammon Gold Inc.
1701 Hollis Street
Suite 400, Founders Square, PO Box 2067
Halifax, NS Canada B3J 2Z1

> **Re:** **Gammon Gold Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008,**
> **As Amended**
> **Filed August 12, 2009**
> **File No. 1-31739**

Dear Mr. Perry:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief